May 12, 2025

VIA EDGAR

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone: (202) 880-1783

email: ImTangSo@sec.gov

Re:	Equus Total Return, Inc. (“Equus” or the “Fund”) Preliminary Proxy Statement on Schedule 14A for the Fund’s 2025 Annual Meeting of Stockholders (File No. 814-0098)

Dear Ms. Im-Tang:

As you know, Equus is a closed-end fund that has elected to be classified as a business development company (“BDC”) pursuant to the Investment Company Act of 1940 (the “1940 Act”). On behalf of Equus, this letter serves as the Fund’s response to comments received from the Division of Investment Management (the “Division”) on behalf of the Securities and Exchange Commission (the “Commission”) via telephone on May 2, 2025 and subsequent thereto concerning the Fund’s Preliminary Proxy Statement on Schedule 14A for the Fund’s 2025 Annual Meeting of Stockholders, as filed with the Commission on April 23, 2025 (sometimes referred to hereinafter as the “Pre14A”). Each paragraph number of this letter corresponds to your comments as set forth below.

COMMENT 1:

Please define the “Company” in the second bullet point of the cover letter of the Notice of the 2025 Annual Meeting of Stockholders.

RESPONSE: This change has been implemented.

COMMENT 2:

Please confirm whether the Fund’s advisors or any of their affiliates have entered into a standstill agreement and, if so, please provide a copy of the agreement or direct Staff as to whether the agreement is filed on EDGAR.

RESPONSE: None of the Fund’s advisors, nor any of their respective affiliates, have entered into a standstill agreement.

700 LOUISIANA STREET

41ST FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission

May 12, 2025

COMMENT 3:

On Page 2 under the heading “Who is entitled to vote at the meeting?”, please identify the actual record date.

RESPONSE: This change has been implemented.

COMMENT 4:

Because the first three proposals on the Pre14A are considered routine for broker discretionary voting, please revise your disclosure on page 4 under the subheading “Broker Discretionary Voting” accordingly.

RESPONSE: This change has been implemented.

COMMENT 5:

For clarity and ease of understanding, please identify each of the proposals summarized on page 4 under the subheading “Broker Discretionary Voting” by corresponding proposal number.

RESPONSE: This change has been implemented.

COMMENT 6:

For clarity and ease of understanding, please identify each of the proposals summarized on page 5 under the heading “How are votes counted?” by corresponding proposal number.

RESPONSE: This change has been implemented.

COMMENT 7:

Under Proposal 1, if applicable, for each director, please include a column entitled “Number of Portfolios in Fund Complex Overseen by Director/Director Nominee”. Please see Item 22(b) of Schedule 14A for guidance.

RESPONSE: Equus is a single fund and is not associated with any other funds or advisors. We therefore consider this inapplicable to Equus.

700 LOUISIANA STREET

41ST FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission

May 12, 2025

COMMENT 8:

Under Proposal 1, if applicable, for each director, please explain any family relationships of each director listed. Please see Item 22(b) of Schedule 14A for guidance.

RESPONSE: There are no family relationships of any kind, as defined pursuant to Item 22(b) of Schedule 14A, regarding any of the Equus directors nominated for election.

COMMENT 9:

Under Proposal 1, if applicable, for each director, please confirm that all applicable disclosures required under Item 22(b) of Schedule 14A have been included in the Pre14A.

RESPONSE: All applicable disclosures required under Item 22(b) of Schedule 14A have been included.

COMMENT 10:

Under Proposal 2, for the last two fiscal years, please disclose the aggregate non-audit fees billed by the Fund’s accountant for services rendered to the Fund, and to the Fund’s investment adviser, if the Fund has an investment adviser (not including any sub-adviser whose role is primarily portfolio management and is subcontracted with or overseen by another investment adviser), and any entity controlling, controlled by, or under common control with the adviser that provides ongoing services to the Fund for each of the last two fiscal years of the Fund. Please see Item 9(e) of Schedule 14A for guidance.

RESPONSE: This disclosure has been added. Please note that the Company is internally managed and does not have an investment adviser providing services to the Company or any of its subsidiaries.

COMMENT 11:

Under Proposal 4, please disclose any percentage limit (expressed in terms of percentage of outstanding shares) on the issuance of the Fund’s common stock under this proposal.

RESPONSE: This disclosure has been added.

700 LOUISIANA STREET

41ST FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission

May 12, 2025

COMMENT 12:

Under Proposal 4, please bold the following sentence in the bottom paragraph of page 33 that reads “There will be no limit on the percentage below net asset value per share at which shares may be sold by the Company or number of offerings that the Company may conduct under this proposal for the one-year period that authorization is granted.”

RESPONSE: This change has been implemented.

COMMENT 13:

Under Proposal 4 in the table on page 39 under the heading “Example of Dilutive Effect of a Future Issuance of Shares Below NAV”, please include an example that displays the maximum possible discount from NAV.

RESPONSE: This example has been added to the table on page 30 of the Amended Pre14A.

COMMENT 14:

Under Proposal 4 under the heading “Required Vote” on page 40, please ensure that this Section conforms to the requirements of Section 2(a), subpart 42, of the Investment Company Act of 1940.

RESPONSE: We believe this Section conforms to the requirements of Section 2(a), subpart 42, of the Investment Company Act of 1940.

COMMENT 15:

Under Proposal 6, please clarify in the disclosure if the Fund’s Board of Directors has the discretion to abandon the reverse stock split, even it is approved by stockholders.

RESPONSE: This clarification has been included.

700 LOUISIANA STREET

41ST FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission

May 12, 2025

COMMENT 16:

On the sample proxy card included with the Pre14A, please bold the statement that reads “To withhold authority to vote for any individual nominee(s), mark ‘For All Except’ and write the number(s) of the nominee(s) on the line below”.

RESPONSE: This change has been implemented.

* * * *

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at 801 816 2511 or respond via email to kdenos@equuscap.com if you have any further comments or questions.

Sincerely,

/s/ Kenneth I. Denos

Kenneth I. Denos

Secretary and Chief Compliance Officer

Equus Total Return, Inc.

700 LOUISIANA STREET

41ST FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545